12g3 – 2(b)

ОАО «ВолгаТелеком»
603000 Russia, Nizhniy Novgorod,
M. Gorky sq., Post House,
phone (8312) 33-20-47, fax (8312) 30-67-68, e-mail: tn@sinn.ru, www.volga-telecom.ru
№ 25-8/342

Date: 05. 06. 2003 г.


03029014

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

03 AUG -1 AM 7:21

Re: Joint-stock company " VolgaTelecom ", Exemption № 82-4642

Dear sirs,

In connection with the exemption of joint-stock company " VolgaTelecom ", according to rule 12g3-2 (b), from requirements of the Law on securities and stock exchanges of 1934 on registration of reporting and according to the further requirements of rule 12g3-2 (b), we enclose the following documents:

1. The notice to ADR holders about the annual general meeting of stockholders;
2. The notice to the stockholder;
3. The voting ballots;
4. The project of Regulations on the procedure of the general meeting of stockholders of the Society in a new wording;
5. annual accounts of the Society;
6. The conclusion of the Revision Committee of the Society;
7. The conclusion of the Auditor of the Society;
8. Information on candidates for members of the Board of Directors of the Society;
9. Information on candidates for the Revision Committee of the Society.
10. Information on availability or absence of the written consent of candidates to stand for Management and Control bodies of the Society;
11. Recommendations on payment of dividends for 2002;
12. Projects of decisions on the agenda issues.

J. P. Morgan Bank is the depositary bank for the above-named company according to form F-6, registration number 333-86930 on an ADR program for common shares.

If you have any questions, do not hesitate to call me directly at the following phone: 7-8312-33-47-93 or François Raush, the manager of ADR program of joint-stock company " VolgaTelecom " in J. P. Morgan Bank to. +44 207 777 2022 (London).

Yours faithfully,
First Deputy General Director A.V.Arakcheyev

12§3-2(b)



Открытое акционерное общество
ВолгаТелеком

603000 Russia, Nizhniy Novgorod,
M. Gorky sq., Post House,
phone (8312) 33-20-47, fax (8312) 30-67-68, e-mail:
tn@sinn.ru, www.volga-telecom.ru

03 AUG -1 7:21

05.06.2003 № 25-8/343
re № ____ of ____

Банк Дж. П. Морган
Факс: +44 207 325 8094
Тел. +44 207 777 2022 Лондон (Франсуа Рауш)

Извещение держателю АДР в форме акций ОАО «ВолгаТелеком»

The board of directors decided to hold the annual general meeting of stockholders on June 27, 2003 in form of joint presence The list of the persons having the right to participation in the annual general meeting of stockholders, is made on the basis of the data of the registry of stockholders as of 18-00 (local time) on May, 8, 2003.

THE AGENDA:

1. Approval of the annual report, annual accounts, including the profit and loss statement (the account of profits and losses), distribution of the profit and losses of the Society by results of accounting (2002) fiscal year.
2. Payment of dividends for 2002, the size, terms and form of their payment for shares of each category.
3. Election of members of the Board of directors of the Society.
4. Election of members of the Revision committee of the Society.
5. Approval of the Auditor of the Society for 2003.
6. Approval of Regulations about the procedure of the general meeting of stockholders of the Society in a new wording.
7. Definition of the size of remuneration to members of the Board of directors of the Society.

Yours faithfully,
First Deputy General Director A.V.Arakcheyev

12§3-2(b)



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

03 AUG -1 AM 7:21

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly **June 27, 2003.**
Place of the assembly - **Nizhniy Novgorod, M. Gorky sq., Post House.**
Time of the beginning of registration - **8:00 hours.**
Time of the beginning of assembly - **10:00 hours.**

BALLOT № 1 FOR VOTING ON ISSUE № 1 OF THE AGENDA:

«APPROVAL OF THE ANNUAL REPORT, ANNUAL ACCOUNTS, INCLUDING PROFIT AND LOSS STATEMENT (ACCOUNT OF PROFITS AND LOSSES), DISTRIBUTION OF PROFIT AND LOSSES OF THE SOCIETY BY RESULTS OF ACCOUNTING (2002) FISCAL YEAR»

____
(name or title of the stockhoder)

ID code:

Amount of voting shares:

Number of votes:

Decision: **to approve the annual report, annual accounts, including profit and loss statement (account of profits and losses), distribution of profit and losses of the Society by results of accounting (2002) fiscal years.**

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTENTION**
Votes	Votes	Votes

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ *or* ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy)

The ballot should be necessarily signed by the stockholder (his proxy)

(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right oa participation in the general meeting - May 8, 2003.

1283-K(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 2 FOR VOTING ON ISSUE № 2 OF THE AGENDA:

«About payment of dividends for 2002, size, terms and form of their payment for shares of each category»

____
(name or title of the stockholder)

ID code:

Amount of voting shares:

Number of votes:

Decision: **To pay dividends for 2002:**
- for common shares at a rate of 0, 7066 Rubles per share in monetary form or in form of other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.
- for preferred shares at a rate of 1,7954 Rubles per share in monetary form or in form of other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTENTION**
Votes	Votes	Votes

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ *or* ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy) ____________________

The ballot should be necessarily signed by the stockholder (his proxy)

(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right oa participation in the general meeting - May 8, 2003.

1Z§3-2(b)



Открытое акционерное общество
ВолгаТелеком

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 3 FOR VOTING ON ISSUE № 3 OF THE AGENDA:

«Election of members of the Board of directors of the Society»

____
(name or title of the stockholder)

ID code:

Amount of voting shares:

Number of votes:

Quantitative strength of the Board of directors: 11 persons

Amount of candidates: 17 persons

Decision: to elect members of the Board of directors of the Society:

0000000150112		*0000000150112*		*0000000150112*	
FOR		AGAINST all candidates		ABSTENTION all candidates	
votes		votes		votes	

	Candidates (name)	votes FOR
1	Bilibin Yury Aleksandrovich	
2	Bobin Maxim Viktorovich	
3	Vasiliev Michael Borisovich	
4	Grigorieva Alla Borisovna	
5	Grigorieva Lyubov Ivanovna	
6	Dudchenko Vladimir Vladimirovich	
7	Zabuzova Elena Viktorovna	
8	Kozin Vladimir Vladimirovich	
9	Lopatin Alexander Vladimirovich	
10	Lyulin Vladimir Fedorovich	
11	Marin Igor Ivanovich	
12	Peter Montgomery Halloran	
13	Romsky Georgy Alekseyevich	
14	Savchenko Victor Dmitrievich	
15	Fedorov Oleg Romanovich	
16	Chernogorodsky Sergey Valerievich	
17	Yurchenko Eugeny Valerievich	

Signature of the stockholder (his proxy)

The ballot should be necessarily signed by the stockholder (his proxy)
(See reverse)

Election of members of the Board of directors is carried out by cumulative voting, i.e. the number of votes belonging to the stockholder is multiplied by 11 (number of persons to be elected for the Board of directors).

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ *or* ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right oa participation in the general meeting - May 8, 2003.

If the voter has chosen the voting option 'pro', the voter has the right to give all his votes completely for one candidate or to distribute them between two and more candidates.

The ballot in which the total number of votes given for candidates, exceeds the number of votes belonging to *the stockholder at voting on the specified issue,* **is nullified.**

The fractional part of a vote received as a result of multiplication of votes belonging to the stockholder, owner of the fractional share, by number of persons to be elected for the Board of directors of the Society, can be given only for one candidate.

The candidates who collected the greatest number of votes are considered selected to the Board of directors of the Society .

12g3-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 4 FOR VOTING ON ISSUE № 4 OF THE AGENDA:
«Election of members of the Revision committee of the Society»

____
(name or title of the stockholder)

ID code: 1234567890987

Amount of voting shares:

Number of votes:

Decision: to elect the Revision committee of the Society:

	Candidates	Voting options					
1	Belyaev Konstantin Vladimirovich	FOR		AGAINST		ABSTENTION	
2	Greseva Lyubov Aleksandrovna	FOR		AGAINST		ABSTENTION	
3	Podosinov Sergey Vladimirovich	FOR		AGAINST		ABSTENTION	
4	TareyevaLarissa Valerievna	FOR		AGAINST		ABSTENTION	
5	Feklin Alexander Vasiljevich	FOR		AGAINST		ABSTENTION	
			votes		votes		votes

The revision committee will be elected in the size of 5 (five) persons. In case if the 'pro' option is left in the ballot for more tha 5 candidates, the ballot is nullified, except the ballots containing number of votes opposite to voting options.

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available They should be necessarily marked with ☑ *or* ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy)

The ballot should be necessarily signed by the stockholder (his proxy)
(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right of participation in the general meeting - May 8, 2003.

1285-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 5 FOR VOTING ON ISSUE № 5 OF THE AGENDA:

«Approval of the Auditor of the Society for 2003»

____
(name or title of the stockholder)

ID code:
Amount of voting shares:
Number of votes:

Decision: **to approve CJSC «Ernest and Young Vneshaudit» as Auditor of the Society for 2003 .**

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTENTION**
votes	votes	votes

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ *or* ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy)

The ballot should be necessarily signed by the stockholder (his proxy)
(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right of participation in the general meeting - May 8, 2003.

7283-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 6 FOR VOTING ON ISSUE № 6 OF THE AGENDA:

«Approval of Regulations on procedure of the general meeting of stockholders of the Society in a new wording»

____
(name or title of the stockholder)

ID code:

Amount of voting shares:

Number of votes:

Decision: **to approve Regulations on procedure of the general meeting of stockholders of the Society in a new wording**

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTENTION**
votes	votes	votes

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ or ☒:

- ☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly
- ☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly
- ☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly
- ☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy) ____________________

The ballot should be necessarily signed by the stockholder (his proxy)
(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right of participation in the general meeting - May 8, 2003.

7283-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House,

The address to which stockholders can send the filled ballots - 603000 Russia, Nizhniy Novgorod, M.Gorky sq., Post House.
The form of the assembly - the annual general meeting of stockholders in form of joint presence of stockholders with a preliminary submission of voting ballots

Date of the assembly June 27, 2003.
Place of the assembly - Nizhniy Novgorod, M. Gorky sq., Post House.
Time of the beginning of registration - 8:00 hours.
Time of the beginning of assembly - 10:00 hours.

BALLOT № 7 FOR VOTING ON ISSUE № 7 OF THE AGENDA:

«Definition of the size of remuneration to members of the Board of directors of the Society»

____

(name or title of the stockholder)

ID code:

Amount of voting shares:

Number of votes:

Decision: **to approve the following norms (percent of deductions for payment of quarterly and annual compensation to members of the Board of directors:**

- **at a rate of 0.006 % from proceeds of the Society from sales of the goods, production, works, services for accounting quarter according to accounts of the Society to each member of the Board of directors;**
- **at a rate of 0.4 % from net profit of the Society for report year according to accounts of the Society for all members of the Board of directors of the Society.**

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTENTION**
votes	votes	votes

The number of votes opposite to voting options is put down only if at least one of the conditions mentioned below is available. They should be necessarily marked with ☑ or ☒:

☐ voting is carried out according to instructions of purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly

☐ voting is carried out according to instruction of owners of depositary securities (securities of a foreign issuer issued according to the foreign legislation and certifying the rights to shares)

Signature of the stockholder (his proxy)

The ballot should be necessarily signed by the stockholder (his proxy)

(See reverse)

Leave only one voting option, except for voting according to instructions of persons who acquired shares after the date of drawing up the list of persons having right of participation in the assembly, or owners of depositary securities.

Cross unnecessary voting options!

If more than one of voting options is left in the ballot in blocks for putting down the number of votes given for each of voting options, the votes given for a specified voting option should be indicated with the mark that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons having right of participation in the general meeting and (or) according to instructions of owners of depositary securities.

The proxy voter a proxy for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the voting is carried out by proxy given for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting.

If, after the date of drawing up the list of persons having right of participation in the general meeting, not all of votes are transferred, the voter should specify the number of votes given for the chosen voting option in the block for putting down the votes opposite to the chosen voting option, and make a mark that the part of shares is transferred after the date of drawing up the list of persons having right of participation in the general meeting. If instructions of purchasers of such shares coinciding with the chosen voting options are received for shares transferred after the date of drawing up the list of persons having right of participation in the general meeting, such votes are summed up.

Date of drawing up the list of persons having right of participation in the general meeting - May 8, 2003.

12§3-2(b)



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russias, Nizhniy Novgorod, a square. M.Gorkogo, Post House,

NOTICE

Dear stockholder!

Open joint-stock company "VolgaTelecom" notifies you of the annual general meeting of stockholders which will be held on June 27, 2003 in the form of joint presence at the following address: Nizhniy Novgorod, M.Gorky sq., Post House, the assembly begins at 10:00 h (local time), the registration begins at 8:00 h (local time).

Agenda of the general meeting of stockholders:

1. Approval of the annual report, annual accounts, including the profit and loss statement (the account of profits and losses), distribution of the profit and losses of the Society by results of accounting (2002) fiscal year.
2. Payment of dividends for 2002, the size, terms and form of their payment for shares of each category.
3. Election of members of the Board of directors of the Society.
4. Election of members of the Revision committee of the Society.
5. Approval of the Auditor of the Society for 2003.
6. Approval of Regulations about the procedure of the general meeting of stockholders of the Society in a new wording.
7. Definition of the size of remuneration to members of the Board of directors of the Society.

Stockholders, owners of common shares of the Society have a vote on all issues of the agenda of the stockholders meeting.

The List of persons having the right of participation in the annual general meeting of stockholders is made on the basis of data of the registry of stockholders as of 18:00 h (local time) on May 8, 2003.

From June 5, 2003 the persons having the right to participation in the annual general meeting of stockholders, can familiarize themself with materials of the agenda of the general meeting of stockholders at the following addresses:

Nizhniy Novgorod, M.Gorky sq., Post House, from 9:00 h to 20:00 h (local time),
Kirov, Drelevskogo street, 43/1, from 8:00 h to 17:00 h (local time),
Ioshkar Ola, Sovetskaya street, 138, from 8:00 h to 17:00 h (local time),
Saransk, Bolshevistskaya street, 13, from 8:30 h to 17:30 h (local time),
Orenburg, Volodarskogo street, 11, from 9:00 h to 18:00 h (local time),
Penza, Kuprin street, 1/3, from 8:00 h to 17:00 h (local time),
Samara, Krasnoarmeyskaya street, 17, from 8:00 h to 17:00 h (local time),
Saratov, Kiselyov street, 40, from 8:00 h to 17:00 h (local time),
Ulyanovsk, L. Tolstoy street, 60, from 8:00 h to 17:00 h (local time),
Izhevsk, Pushkinskaya street, 278, from 8:00 h to 17:00 h (local time),
Cheboksary, Lenin. pr, 2, from 8:00 h to 17:00 h (local time),

And also on the web-site of the Society in the Internet at the following address: www.sviazinform.nnov.ru.

The stockholder (the representative of the stockholder) has the right to vote ahead of schedule, by directing properly filled ballots for voting to the following address: 603000, Nizhniy Novgorod, M.Gorky sq., Post House. The votes submitted by voting ballots are taken into account at definition of the quorum and summarizing of voting results under condition of their reception by the Society not later than two days prior to the date of the assembly, i.e. prior to June 24, 2003 inclusive.

If the voting is carried out by proxy by sending the voting ballots, it is necessary to attach the power of attorney (on the basis of which the representative acts) to the ballots, or a properly certified copy, or a document confirming the rights of the representative to act without the power of attorney on behalf of the stockholder, a legal person.

At appearance in the annual general meeting, the stockholders should have an identification document, voting ballots. The stockholder having the right of participation in the general meeting, can direct a proxy for participation in the assembly. Powers of proxies of stockholders (physical persons) should be confirmed with the power of attorney certified by a public notary, or in a different way established by the Civil code of the Russian Federation. Powers of representatives of stockholders (legal persons) should be confirmed with the power of attorney certified by the stockholder, or a document confirming the rights of the representative to act without the power of attorney on behalf of the stockholder (legal person).

Phone for information: 8-8312-30-02-72
Board of directors of OJSC "VolgaTelecom"

Project

AUTHORIZED
by the Annual general meeting of stockholders
of OJSC " VolgaTelecom "

"__" _______ 200 ___.

Minutes # ___ from "__" _______ 2003.

Chairman of the annual general meeting of stockholders of OJSC " VolgaTelecom "

____

REGULATIONS
About the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" (OJSC "VolgaTelecom")
New edition

Nizhniy Novgorod

2003.

The present regulation on the procedure of the general meeting of stockholders of open joint-stock company " VolgaTelecom " (OJSC " VolgaTelecom ") (further - Regulations) according to **the current legislation of the Russian Federation** and the Charter of open joint-stock company " VolgaTelecom " (further - the Society) defines the procedure of the general meeting of stockholders and other issues connected to preparation and carrying out of annual and extraordinary general meetings of stockholders of the Society.

1. THE GENERAL MEETING OF STOCKHOLDERS: KINDS, FORMS AND TERMS.

1.1. The general meeting of stockholders is the supreme management body of the Society.

1.2. The Society is obliged to convoke the annual general meeting of stockholders annually.
The following issues should be solved in the annual general meeting of stockholders:
Election of the Board of directors of the Society,
Election of the Revision committee of the Society,
Approval of the Auditor of the Society,
Approval of annual reports, annual accounting documents, including profit and loss statements (accounts of profits and losses) of the Society, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Society by results of the fiscal year,
also other questions can be resolved which are attributed to the competence of the general meeting of stockholders.

1.3. The general meetings of stockholders held besides the annual general meeting are extraordinary.
The extraordinary general meeting of stockholders is held following a decision of the Board of directors on the basis of its own initiative, the requirement of the Revision committee of the Society, the auditor of the Society, and also the stockholders (stockholder) who own not less than 10 percent of voting shares of the Society at the date of presentation of the requirement, following the procedure stipulated by the present Regulations.

1.4. The general meeting of stockholders can be held in the form
of an assembly in form of joint presence of stockholders for discussion of of the agenda issues and adoption of decisions on the issues put to voting,
In the form of an absentee voting.
The general meeting of stockholders, the agenda of which includes issues of election of the Board of directors of the Society, election of the Revision committee of the Society, approval of the auditor of the Society, and approval of annual reports, an annual accounts, including profit and loss statements (accounts of profits and losses) of the Society, questions of distribution of the profit, including payment (declaration) of dividends, and losses of the Society by results of the fiscal year cannot be held in the form of an absentee voting.

1.5. The annual general meeting of stockholders is held not earlier than in four months and not later than in six months after the termination of the fiscal year.

1.6. The extraordinary general meeting of stockholders convoked on demand of the Revision committee of the Society, the auditor of the Society or the stockholders (stockholder) who own not less than 10 percent of voting shares of the Society, should be performed within 40 days from the moment of presentation of the requirement about convoking the extraordinary general meeting of stockholders.

1.7. The extraordinary general meeting of stockholders convoked on demand of the Revision committee of the Society, the auditor of the Society or the stockholders (stockholder) who own not less than 10 percent of voting shares of the Society the agenda of which contains an issue of election of members of the Board of directors of the Society, should be held within 70 days from the moment of presentation of the request about convoking the extraordinary general meeting of stockholders.

1.8. In the case when the amount of members of the Board of directors of the Society is less than the quorum necessary for holding sessions of the Board of directors of the Society, the extraordinary general meeting of stockholders convoked following a decision of of the Board of directors of the Society on the basis of its own initiative for the decision of an issue of election of the Board of directors of the Society, should be held within 70 days from the moment of the adoption of a decision to convoke the meeting by the Board of directors of the Society.

1.9. With exception of the case specified in item 1.8 of the present regulation, the extraordinary general meeting of stockholders convoked following a decision of of the Board of directors of the Society on the basis of its own initiative for the decision of any issues of the competence of the general meeting of stockholders, including questions:

- About the preschedule termination of powers of the Board of directors of the Society and about election of the Board of directors of the Society (in the case when the amount of members of the Board of directors of the Society makes a quorum necessary for sessions of the Board of directors of the Society),
- About election of the Board of directors of the Society (in the case when the Board of directors has not been elected for any reason),

It is held in time, determined by the Board of directors of the Society, in view of requests of the current legislation and the Charter of the Society.

2. THE PROCEDURE OF PROPOSALS ABOUT INCLUDING ISSUES IN THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS AND ABOUT NOMINATION CANDIDATES FOR THE MANAGEMENT BODIES OF THE SOCIETY ELECTED BY THE GENERAL MEETING OF STOCKHOLDERS AND PRESENTATION OF REQUESTS ABOUT CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS.

2.1. A proposal to include issues into the agenda of the annual general meeting of stockholders and a cadidate nomination proposal for the management bodies of the Society elected by general meeting of stockholders, can be moved, or requests of convoking an extraordinary general meeting are submitted by way of:

submission per mail to the address (location) of the sole CEO of the Society, contained in the uniform state registry of legal persons;

By a delivery with receipt acknowledgment to the person who is carrying out functions of a sole executive of the Society, Chairman of the Board of directors of the Society, the Corporate secretary of the Society or other person, authorized to accept the written correspondence addressed to the Society;

Submission by means of facsimile communication.

2.2. The proposal to include issues into the agenda of the annual general meeting of stockholders and a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders, should contain the information stipulated by item 53 of the

meeting of stockholders should contain the information stipulated by item 55 of the Federal law «About joint-stock companies». The corresponding requirements of item 53 of the Federal law «About joint-stock companies» are applied for cadidate nomination proposals for executive bodies of the Society elected by the general meeting of stockholders, contained in the request of convoking an extraordinary general meeting of stockholders.

2.3. The proposal for the agenda of the annual general meeting of stockholders, a cadidate nomination proposal for the bodies of the Society elected by the general meeting of stockholders, and the request of an extraordinary general meeting are accepted from those stockholders, who (whose representatives) signed them.

2.4. The stake of the voting shares belonging to the stockholder (stockholders), moving a proposal for the agenda of the annual general meeting of stockholders and/or promoting candidates for the executive bodies of the Society elected by the general meeting of stockholders, is defined for the date of submission of such proposal.

The stake of the voting shares belonging to the stockholder (stockholders), demanding convocation of an extraordinary general meeting is defined for the date of presentation of such request.

2.5. In case if the proposal for the agenda of the annual general meeting of stockholders, a cadidate nomination proposal for executive bodies of the Society elected by the general meeting of stockholders, or the request of an extraordinary general meeting is signed by a representative of the stockholder, the power of attorney (the copy of the power of attorney certified as due), containing information about the person represented and the representative which according to the Federal law "About joint-stock companies" should be contained in the power of attorney for the voting, made out according to requests of the Federal law "About joint-stock companies" to registration of the power of attorney for voting should be attached to such a proposal.

2.6. In case if the proposal for the agenda of the annual general meeting, a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders, or the request of an extraordinary general meeting is signed by the stockholder (his representative), whose rights to shares are accounted for in a depot account of the depositary, the extract from the depot account of the stockholder in the depositary which registers the rights to the specified shares should be attached to such a proposal (request).

2.7. At the nomination in the Board of directors, the Revision committee of the Society, the written consent of the nominated candidate and the information on the candidate, subject to be granted to the persons having the right of participation in the general meeting, can be attached to the proposal during preparation of the general meeting.

2.8. If the proposal for the agenda of the annual general meeting or a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders is sent by mail, the date of motion is the date specified in the impression of a date stamp, confirming the submission date of the mail item.

If the request of the extraordinary general meeting is sent by unregistered mail, the date of presentation of such request is the date specified in the impression of a date stamp, confirming the reception date of the mail item and in case if the request of the extraordinary general meeting is sent by certified mail or other registered item of mail, the date of delivery of the mail item to the addressee on receipt endorsement.

2.9. If the proposal for the agenda of the annual general meeting, a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders, or the request of the extraordinary general meeting is delivered with a receipt endorsement, the date of motion or of presentation of the request is the delivery date.

2.10. If the proposal for the agenda of the annual general meeting, a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders or the request of the extraordinary general meeting is sent by facsimile, the date of motion or of presentation of the request is the date of reception of the facsimile message by the Society following the procedure stipulated by paragraph two of present item.

The facsimile message containing the proposal or the request, should be sent to the number of a fax of the Society and received by the Society within the limits of official time of termination of the working day established in the Society. At the transmission of the facsimile message, the surname of the person sending the text, the date and the time of transmission, and also the surname of the person receiving it are indicated. In addition, the person sending the text, is obliged to demand a confirmation of receipt of the text, and the person receiving the text is obliged to confirm its reception by sending a return facsimile message.

At reception of the original of the proposal or the request sent by fax by the Society, the date of motion or presentation of the request is the date of reception of the facsimile message by the Society.

2.11. The board of directors of the Society is obliged to consider the arrived proposals for the agenda of the annual general meeting of stockholders or a cadidate nomination proposal for the management bodies of the Society elected by the general meeting of stockholders, and to make corresponding decisions not later than five days after the termination of term of motions established by the Charter of the Society.

Proposals for the agenda of the annual general meeting of stockholders or cadidate nomination proposals for the management bodies of the Society elected by the general meeting of stockholders, received by the Society after the established date of consideration of motions are also considered by the Board of directors following the procedure stipulated by the current legislation.

2.12. Motions received by the Society to include issues into the agenda of the annual general meeting of stockholders, cadidate nomination proposals for the management bodies of the Society elected by the general meeting of stockholders, and requests of convocation of the extraordinary general meeting of stockholders can be revoked by the persons who put the motions and presented the requests. Such revocation should be sent in any way stipulated by item 2.1 of the present regulation for sending proposals and for presentation of requests. In addition, the date of reception of mail by the Society, the date of its delivery, or the date of reception of the fax by the Society is considered to be the date of reception of the revocation.

3. PREPARATION FOR THE GENERAL MEETING OF STOCKHOLDERS

3.1. During preparation of the general meeting of stockholders the Board of directors of the Society defines:

The form of of the general meeting of stockholders;

The date, place and time of the general meeting of stockholders and the mail address to which the filled ballots can be sent, or if the general meeting of stockholders is held in form of an absentee voting, the deadline for reception of voting ballots and the mail address to which the filled ballots should be sent;

Time of the beginning of registration of the persons participating in the general meeting of stockholders;

Date of drawing up the list of the persons having the right to participate in the general meeting of stockholders;

The agenda of the general meeting of stockholders;

The type (types) of preferred shares, the owners of which possess a vote on issues of the agenda of the general meeting of stockholders;

Stockholder notification procedure for the general meeting of stockholders;

The list of information (materials) given to stockholders during the preparation of the general meeting of stockholders, and the procedure of its delivering;

The form and the text of a voting ballot.

3.2. The place of the general meeting of stockholders should be determined in the city where the Society is located, or other locality in the territory of the Russian Federation, where a branch or representation of the Society is located.

3.3. At the definition of the time of the general meeting of stockholders the number of the issues included in the agenda of the meeting should be taken into account. The time of the meeting cannot be determined earlier than at 9 and after 22 hours of local time.

3.4. At the definition of the beginning time of the of registration of the persons participating in the general meeting of stockholders, the amount of persons encluded in the corresponding list should be taken into account.

3.5. At the approval of the agenda of the general meeting of stockholders, the Board of directors of the Society has the right to unite two and more issues of the competence of the general meeting of stockholders into one issue of the agenda of the meeting.

Integration of questions is allowed only in case if the decision on one of such issues is impossible without adoption of decisions on other, related issues.

The following issues cannot be integrated:

Issues, voting of which is carried out by different voters;

Issues which require a different number of votes of stockholders (owners of voting shares participating in the meeting) for adoption of a decision.

4. NOTICE OF THE GENERAL MEETING OF STOCKHOLDERS.

4.1. The notice of the general meeting of stockholders should be made not later than 20 days, and the notice of the general meeting of stockholders the agenda of which contains an issue of reorganization of the Society - not later than 30 days before date of the meeting.

In case if the proposed agenda of the extraordinary general meeting of stockholders contains an issue of election of the Board of directors of the Society, the notice of convoking an extraordinary general meeting of stockholders should be made not later than 50 days before date of the meeting.

The notice of the general meeting of stockholders should be made in the form stipulated by the current legislation of the Russian Federation and the Charter of the Society, in the procedure determined by the Board of directors of the Society.

4.2. The notice of the general meeting of stockholders should specify:

The long title of the Society and the location of the Society;

The form of the general meeting of stockholders (assembly or an absentee voting);

The date, place and time of the general meeting of stockholders and the mail address to which the filled ballots can be sent, or, in case if the general meeting of stockholders is held in form of an absentee voting, the closing date of reception of voting ballots and the mail address to which the filled ballots should be sent;

Time of the beginning of registration of persons (their representatives), participating in the general meeting of stockholders;

Date of drawing up the list of the persons having the right of participation in the general meeting of stockholders;

The agenda of the general meeting of stockholders;

The procedure of confirmation of their powers by representatives of the persons having the right of participation in the general meeting of stockholders;

Procedure of examination of the information (materials) subject to be granted to persons having the right of participation in the general meeting, during preparation of the general meeting, and address (address) at which it is possible to familiarize oneself with it (the address (location) of the sole executive of the Society, and also addresses of other places where the information (materials) will be given.

4.3. The notice to stockholders about of the general meeting of stockholders the agenda of which includes issues the voting on which can entail occurrence of the right to demand the repayment of shares by the Society, except information specified in item 4.2 of the present regulation, should contain the following information

About the right of stockholders (owners of voting shares of the Society) to demand the repayment of shares belonging to them by the Society if they voted against adoption of a decision or did not take part in voting these issues;

About the price and the procedure of the repayment of shares.

4.4. The notice to stockholders of convoking an extraordinary general meeting of stockholders, the agenda of which contains an issue of election of the Board of directors of the Society, besides of information specified in item 4.2 of the present regulation, should contain the information on the procedure and terms of promotion of candidates for the Board of directors of the Society by the stockholders (stockholder) who own not less than 2 percent of voting shares of the Society in aggregate.

4.5. Beside the information specified in items 4.2 - 4.4 of the present regulations, the notice of the general meeting of stockholders can contain other information on the procedure of participation of stockholders in the general meeting of stockholders.

5. QUORUM OF THE GENERAL MEETING OF STOCKHOLDERS. THE REPEATED GENERAL MEETING OF STOCKHOLDERS.

5.1. The general meeting of stockholders is competent (has quorum) if the stockholders possessing in aggregate more than half of votes of the placed voting shares of the Society have taken part in it.

The stockholders registered for participation in the general meeting of stockholders, and stockholders whose ballots are received not later than two days before the date of the general meeting of stockholders are considered to have taken part in it. Stockholders whose ballots are received before the closing date of reception of ballots are considered to have taken part in the

5.2. At absence of the quorum necessary for the annual general meeting of stockholders, a repeated general meeting of stockholders with the same agenda should be held. At absence of the quorum necessary for convoking an extraordinary general meeting of stockholders, the repeated general meeting of stockholders with the same agenda can be held.

The repeated general meeting of stockholders is competent (has quorum) if the stockholders possessing in aggregate not less than 30 percent of votes of placed voting shares of the Society have taken part in it.

When holding a repeated general meeting of stockholders less than 40 days after the failed general meeting of stockholders, the persons having the right of participation in the general meeting of stockholders, are defined according to the list of persons having the right of participation in the specified general meeting of stockholders.

5.3. On results of definition of the quorum on the issues of the agenda of the general meeting of stockholders, the Registrar of the Society, which is carrying out the functions of the tellers, makes a report on definition of the quorum, signed by the persons authorized by the Registrar.

If the necessary quorum for the general meeting of stockholders is present, the report on definition of the quorum is made not later than 15 days after closing the assembly or after closing date of reception of ballots in case of assembly in form of an absentee voting.

In case of absence of the quorum necessary forthe general meeting of stockholders, the report on definition of quorum is made not later than 15 days after the planned date of the meeting or after the planned closing date of reception of ballots, if the failed meetinghad to be held in form of an absentee voting.

6. PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS.

6.1. If the agenda of the general meeting of stockholders includes issues, voting on which is carried out by different groups of voters, the definition of the quorum for adoption of a decision on these issues is carried out separately. In addition, the absence of the quorum for adoption of a decision on issues, voting on which is carried out by one group of voters, does not interfere with adoption of a decision on issues, voting on which is carried out by other group of voters for acceptance of which the quorum is present.

6.2. The issues of competence of the general meeting of stockholders, for voting on which the voters are defined separately, concern:

1) Election of members of a revision committee and preschedule termination of powers;

2) Adoption of a decision on approval of transactions in fulfilment of which there is an interested party;

3) Discharge the person, who independently or together with affiliated persons acqired 30 or more percent of the placed common shares of the Society, from the duty of purchasing shares from other stockholders of the Society;

4) Reorganization of the Society;

5) Liquidation of the Society, appointment of the liquidation commission and approval of intermediate and final liquidating balances;

6) amendments and additions to the Charter of the Society limiting stockholders' rights (owners of preferred shares of a certain type, including cases of definition or increase of the size of the dividend and (or) definitions or increases of the liquidation cost, paid for preferred shares of the prior tier, and also granting to stockholders (owners of preferred shares) of other type of privileges

6.3. Stockholders, owners of shares of the Society voting on all issues of competence of the general meeting of stockholders, except members of the Board of directors of the Society or persons occupying posts in management bodies of the Society, possess a vote in the general meeting of stockholders on the issue specified in subitem 1 of item 6.2 of the present regulation, .

Stockholders, owners of shares of the Society voting on all issues of competence of the general meeting not interested in fulfilment of the transactions, possess a vote in the general meeting of stockholders on the issue specified in subitem 2 of item 6.2 of the present regulation, .

The stockholders, owners of shares of the Society voting on all issues of competence of the general meeting of stockholders, except the person who independently acquired 30 or more percent of the placed common shares of the Society, and his affiliated persons possess a vote in the general meeting of stockholders on the issue specified in subitem 3 of item 6.2 of the present regulation.

The stockholders, owners of common shares of the Society and the stockholders, owners of preferred shares of the Society of each type possess a vote in the general meeting of stockholders on the issues specified in subitems 4, 5 of item 6.2 of the present regulation, .

The stockholders, owners of shares of the Society voting on all issues of competence of the general meeting of stockholders, and the stockholders, owners of preferred shares of the Society of each type with limited rights possess a vote in the general meeting of stockholders on the issue specified in subitem 6 of item 6.2 of the present regulation.

6.4. The group voting on issues of the agenda of the general meeting of stockholders is defined for the date of drawing up the list of persons having the right of participation in the general meeting of stockholders.

6.5. If definition of the quorum for different issues of the agenda of the assembly is to be be carried out separately, the information on presence (absence) of the quorum for each issues of this kind is specified in the report on definition of the quorum.

7. THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS.

7.1. Chairman of the general meeting of stockholders is the person determined by the Charter of the Society. The Chairman of the general meeting of stockholders conducts the assembly, including

1) Declares opening and closing of the assembly,
2) Declares the persons presenting information on issues of the agenda,
3) Supervises the course of discussion of issues of the agenda,
4) Carries out other functions stipulated by the present Regulations.

7.2. For participation in conducting the general meeting of stockholders held in form of an assembly, following a decision of the Chairman of the assembly, the Presidium of the general meeting of stockholders can be formed.

The Chairman and the members of Presidium of the assembly jointly conduct the general meeting of stockholders and carry out the functions stipulated by subitems 1 - 3 of item 7.1 of the present regulation.

7.3. In case if there is no person presiding the general meeting according to the Charter of the Society in the extraordinary general meeting held following a decision of bodies and persons having the right to demand convocation of the extraordinary general meeting, the Chairman of the general meeting is the person who adopted the decision of holding an extraordinary general meeting (his

representative), or, if the decision on holding an extraordinary general meeting is adopted by several persons or members of a joint body, it is one of them appointed by their decision.

7.4. A Secretary (Secretary) of the general meeting of stockholders is appointed by the Chairman of the general meeting of stockholders for taking the minutes of the general meeting of stockholders.

7.5. In case if a Corporate secretary of the Society is appointed in the Society, the Corporate secretary, as the secretary of the general meeting of stockholders, carries out the following functions:

1) Taking necessary measures for preparation and conducting of the general meeting of stockholders according to requirements of the legislation, the Charter and other internal documents of the Society on the basis of the decision on the general meeting of stockholders adopted by the Board of directors of the Society or other bodies and persons according to requirements of the legislation and the Charter of the Society;

2) Preparation of instructions for the Registrar of the Society about drawing up the list of persons having the right of participation in the general meeting of stockholders, and the list of the persons qualified to receive dividends for shares;

3) Gathering materials which should be presented to the general meeting of stockholders, providing access to them, confirming and dilivering copies of the documents on demand of the persons having the right to participate in the general meeting of stockholders;

4) The notice on the general meeting of stockholders to all members of management and control bodies of the Society;

5) Gathering the filled voting ballots received by the Society to addresses determined for their reception, and duly transfer of such ballots to the Registrar of the Society which is carrying out the tellers functions;

6) Answering questions of participants of the general meeting concerning the procedure of themeeting in connection with application of the present regulation and observance of requirements of the current legislation, and also taking measures for resolution of conflicts in connection with the procedure of preparation and conduct of the general meeting of stockholders;

7) The organization of recording the minutes of the general meeting of stockholders.

In case if the Corporate secretary is not appointed or absent at the general meeting of stockholders or during a certain moment of its preparation, the specified functions are carried out by the Secretary of the assembly and/or other persons of the Society.

7.6. Functions of tellers of the Society are carried out by the Registrar of the Society. In addition, the Registrar of the Society checks the powers and registers the persons participating in the general meeting of stockholders, defines the quorum of the general meeting of stockholders, explains the questions arising in connection with voting by stockholders (their representatives) in the general meeting, explains the voting procedure for the issues which are put to vote, assures observance of the established voting procedure and of rights of stockholders to participate in voting, counts the votes and results of voting, makes the report on results of voting, transfers the voting ballots to the archive, carries out other functions stipulated by the present Regulations.

At realization of functions of tellers, the Registrar of the Society has the right:

- To conduct ledgers and other registration registers of any forms at its own discretion;

- to define forms of the minutes independently in copliance with requirements of the current legislation and the present regulation .

8. THE PROCEDURE OF THE GENERAL MEETING OF STOCKHOLDERS AND VOTING ON ISSUES OF THE AGENDA OF THE GENERAL MEETING OF STOCKHOLDERS HELD IN FORM OF AN ASSEMBLY (JOINT PRESENCE OF STOCKHOLDERS FOR DISCUSSION OF ISSUES OF THE AGENDA AND ADOPTION OF DECISIONS ON THE ISSUES PUT TO VOTING).

8.1. Registration for participation in the general meeting is obligatory for persons (their representatives), included in the list of persons having the right of participation in the general meeting, except persons (their representatives) whose ballots are received not later than two days before the date of the assembly. The persons (representatives) having the right of participation in the assembly whose ballots are received not later than two days before the date of the assembly, have the right to be present at the assembly.

In case if before registration of the representative of the person having the right of participation in the assembly, the Society or the Registrar who is carrying out functions of the tellers, receipts the notice on replacement (retirement) of the representative, the person having the right of participation in the assembly (including the new representative working on the basis of the power of attorney for voting) is subject to registration for participation in the assembly.

Purchasers of the shares transferred after the date of drawing up the list of persons, having the right of participation in the assembly, are subject to registration for participation in the assembly if the person included in the list of persons having the right of participation in the assembly gives powers of attorney for voting with such shares to the purchasers.

8.2. The general meeting held in form of an assembly, opens, if by the time of beginning of the meeting there is a quorum even for one of the issues included in the agenda of the general meeting. Registration of the persons having the right of participation in the general meeting, not registered for participation in the general meeting before its opening, terminates at the moment of the end of discussion of the last issue of the agenda of the general meeting for which there is a quorum.

8.3. In case if by the time of the beginning of the general meeting of stockholders there is no quorum for one of the issues included in the agenda, the Registrar who is carrying out functions of the tellers notifies the Chairman of the general meeting of stockholders. The Chairman of the assembly makes a decision on the term of carry of opening of the general meeting of stockholders. In addition opening of the general meeting of stockholders cannot be transferred more than at 2 o'clock.

In case of postponement of the opening of the general meeting of stockholders, the actual opening time of assembly is reflected the in the minutes of the general meeting of stockholders.

8.4. Consideration of issues in the general meeting of stockholders is carried out according to the sequence determined by the authorized agenda.

The sequence of consideration of issues can be changed following a decision of the Chairman of the assembly.

8.5. Discussion of issues of the agenda of the general meeting of stockholders consists in representation of information on issues of the agenda and in giving them (if necessary) explanations to issues of the agenda and submitted information to the persons participating in assembly, .

Discussion of issues of the agenda of the assembly occurs following the procedure determined by items 8.6 - 8.9 of the present regulations.

8.6. The information to the discussed issue of the agenda is presented in form of reports (notes) to the persons participating in the assembly by speakers appointed by the Chairman.

Persons (their representatives), participating in the assembly, who declared their intention to present additional information to issues of the agenda should submit an application. Such applications should be submitted in written form to the Chairman of the general meeting of stockholders prior to the beginning of consideration of the corresponding issue of the agenda of the assembly. In the application, the name (title) of the person, the formulation of the issue of the agenda to which the information is presented, the time necessary for the speaker, the number of votes with which the person votes the discussed issue of the assembly agenda are specified.

8.7. Each person (representative) participating in the assembly, has the right to apply for explanation of any issue of the assembly agenda and the information submitted to him to the Chairman of the assembly, to members of Presidium of the assembly or to the person (persons) who have presented the information. Such application should be sent in written form to the Chairman of the general meeting of stockholders prior to the beginning of discussion of the following issue of the assembly agenda with indication of the name (title) of the person participating in the assembly, number of votes with which the person votes the discussed issue of the assembly agenda.

Each written application properly made, should be examined in the assembly.

If, in opinion of the Chairman of the assembly, a member of Presidium of assembly or the person (persons) who have presented the information it is not possible to give an exhaustive explanation immediately, or the person (representative) participating in the assembly demands a written explanation of the issue of interest, such written explanation should be sent to the person in question not later than 10 days after closing the general meeting of stockholders. The written explanation can be given only in case of appropriate registration of the application according to paragraph 1 of the present item.

8.8. The time of reports on issues of the assembly agenda and for explanations concerning the arrived applications is defined by the Chairman of the assembly. In addition:

- The speaker appointed by the Chairman of the assembly gets for his contribution at the meeting from 10 to 45 minutes;
- the person (his representative), participating in the assembly with additional information on an agenda is given not less than 5 minutes for his contribution;
- For contribution with an explanation of the arrived application, it is allocated at least 10 minutes.

The time allocated by the Chairman of the assembly for a contribution can be used by the speaker not in full extent.

The Chairman of the assembly has no right to make comments on a contribution, neither to interrupt the speaker, except for cases if the speaker breaks the procedure of the assembly stipulated by the present Regulations.

8.9. Necessity of breaks during the general meeting of stockholders and their duration is defined by the Chairman of the assembly.

The break during the general meeting of stockholders cannot be announced during discussion of an agenda issue.

8.10. An opportunity to vote on the agenda issues of the assembly at any time from the moment of opening the assembly till the moment of the termination of voting time determined according to item 8.11 of the present regulation, and the beginning of calculation of votes on the

agenda issues of the assembly is given to persons (their representatives) registered for participation in the general meeting of stockholders, .

8.11. After discussion of the last agenda issue of the general meeting of stockholders of which there is a quorum, the Chairman of the assembly gives additional 30 minutes or more for voting on the agenda issues of the assembly.

8.12. Results of voting and decisions adopted by the general meeting can be
1) announced in the general meeting of stockholders
Or
2) reported the persons having the right of participation in the assembly, in accordance with established procedure.

8.13. The general meeting of stockholders is closed
1) at the moment when all decisions are adopted by the assembly during the meeting, and the voting results, in a case stipulated by subitem 1 of item 8.12 of the present regulation, are announced,
Or
2) At the moment of the expiration of time given for voting on issues of the agenda according to item 8.11 of the present regulation, in a case stipulated by subitem 2 of item 8.12 of the present regulation.
The general meeting by the moment of opening of which there was a quorum only for separate issues of the agenda, cannot be closed, if, by the moment of the termination of registration, persons whose registration provides a quorum for adoption of a decision on other issues of the agenda of the general meeting were registered.

9. THE VOTING BALLOT OF THE GENERAL MEETING OF STOCKHOLDERS.

9.1. Voting on issues of the agenda of the general meeting of stockholders is carried out only by voting ballots.
The voting ballot should be sent or handed with a receipt endorsement to each person specified in the list of persons having the right of participation in the general meeting of stockholders not later than 20 days prior to the date of the general meeting of stockholders. The voting ballot is sent by certified mail.
On demand of the persons registered for participation in the general meeting held in form of an assembly whose ballots are not received by the Society or are received later than two days prior to date of the assembly, only voting ballots marked "as repeated" delivery can be given to them.
If during the general meeting of stockholders in form of an assembly, the Society or the Registrar who is carrying out functions of the tellers, receives a notice of replacement (retirement) of the representative before registration of the representative, whose authorities terminate from a person having the right of participation in the general meeting of stockholders, the person having the right of participation in the assembly must be given voting ballots, (including the new representative acting on the basis of a proxy voter).
When a general meeting of stockholders in form of an assembly is held, voting ballots should be given to purchasers of the shares transferred after the date of drawing up the list of persons, having the right of participation in the assembly, registered for participation in the assembly, if the person included in in the list of persons, having the right of participation in the assembly gives powers of attorney for a proxy voting with the specified shares to the purchasers.

When the general meeting of stockholders is held in form of an absentee voting, the purchasers of shares transferred after the date of drawing up the list of persons having the right of participation in the assembly should be given voting ballots, if the person included in the list gives powers of attorney for proxy voting with the specified shares to the purchasers, only in case of their application:

- to the Society, if the submission (delivery) of voting ballots is carried out by the Society independently,

or

- to the Registrar of the Society, if the submission (delivery) of voting ballots is carried out by the Registrar under the contract made with the Society.

9.2. The voting ballot should contain:

1) The long title of the Society and the location of the Society;

2) The form of the general meeting of stockholders (assembly or an absentee voting);

3) the date, place and time of the general meeting of stockholders and the mail address to which the filled ballots can be sent, or in case of the general meeting of stockholders in form of an absentee voting, the closing date of reception of voting ballots and the mail address to which the filled ballots should be sent;

4) Formulations of decisions on each issue (name of each candidate), voting on which is carried out by the specified ballot;

5) Voting options on each issue of the agenda, expressed by formulations pro, contra or "abstained" and the blocks opposite of each voting option for putting the poll, votes given for each voting option, and in a case if the ballot is used for cumulative voting concerning election of members of the board of directors, also:

- the instruction that election of members of the Board of directors of the Society is carried out by cumulative voting, and an explanation of the essence of cumulative voting,

- A block for putting down opposite to the name of each candidate of the poll, given for the candidate by the person participating in the assembly, who chose the voting option "pro",

- An explanation that the fractional part of a vote calculated as a result of multiplication of the poll, belonging to the stockholder, owner of a fractional share, by the number of persons to be elected for the Board of directors of the Society, can be given only for one candidate;

6) A mention that the voting ballot should be signed by the stockholder;

7) Explanations that:

The voter has the right to choose only one voting option, except for cases of voting according to instructions of persons who acquired the shares after the date of drawing up the list of persons having the right of participation in the assembly, or according to instructions of owners of depositary securities;

If in the ballot there are left more than one voting option in the blocks for putting down the number of votes, given for each of voting options, the poll of corresponding voting options should be specified, and the mark is made that the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list having the right of participation in the assembly, and (or) according to instructions of the owners of depositary securities;

When voting by proxy with shares transferred after the date of drawing up the list of persons having the right of participation in the general meeting, the proxy voter should specify the number of votes given for a voting option in the appropriate block for putting down the number of votes opposite to the chosen voting option, and to make a mark that the voting is carried out by a proxy with shares transferred after the date of drawing up the list of persons having the right of participation in the assembly;

If after the date of drawing up the list of persons having the right of participation in the assembly, not all shares are transferred, the voter should specify the poll given for his voting option in the block for putting down the poll opposite to the chosen.voting option and make a mark that a part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly. If the shares transferred after the date of drawing up the list of persons having the right of participation in the assembly are instructed with an order of purchasers of these shares which coincide with the option chosen by the voter, these votes are summed up.

Besides, the ballot can also specify:

1) The formulation of each issue put for voting, and the sequence of its consideration;

2) the way of marking the chosen voting option;

3) the surname, name and patronymic of the person having the right of participation in the general meeting of stockholders;

4) the number of votes with which the person having the right of participation in the general meeting of stockholders can vote, on each issue of the agenda of the assembly;

5) blocks to put down the figure indicating the poll marked by the persons who have specified the chosen voting option (options) in the following cases:

- the voting is carried out according to instructions of purchasers of the shares transferred after the date of drawing up the list of persons, having the right of participation in the assembly,
- the voting is carried out according to instructions of owners of depositary securities;
- the voting is carried out by proxy, given for the shares transferred after the date of drawing up the list of persons having the right of participation in the assembly;
- a part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly;

6) other information determined by the Board of directors of the Society.

The voting ballot should not contain two or more issues of the agenda of the general meeting of stockholders if the voting on these issues is carried out by different groups of voters.

9.3. The following ballots are invalid:

1) Voting ballots in which there is chosen more than one voting option by the voter, except for cases when the voting is carried out according to instructions of persons who acquired shares after the date of drawing up the list of persons having the right of participation in the assembly, or according to instructions of owners of depositary securities;

2) The voting ballots received by the Society signed by the representative, acting on the basis of the proxy for voting, in case of reception by the Society or the Registrar who is carrying out functions of tellers, of the notice of replacement (retirement) of this representative not later than two days prior to the date of the general meeting;

3) There are found two or more filled ballots of one person with different voting options of the same voter on one issue of the agenda of the general meeting, except the cases when the voting ballots are signed by the person who was giving the proxy for voting with shares transferred after the date of drawing up the list of persons having the right of participation in the assembly, and (or) by persons acting on the basis of such proxies in which the blocks for putting down the number of votes given for each of the voting options, the number of votes given for specified voting options is specified, and contain the corresponding marks stipulated by item 9.2 of the present regulation;

4) the voting ballot for election of members of the Revision committee of the Society in which the voting option 'pro' is chosen for a bigger number of candidates than the number of persons to be elected for the Revision committee of the Society, except the cases when the voting ballots are signed by the person who is carrying out voting with shares transferred after the date of drawing up the list of persons having the right of participation in the assembly, according to the instructions

received from purchasers of such shares, and (or) the person who is carrying out voting with shares, circulating outside the Russian Federation in the form of depositary securities, according to the instructions received from owners of depositary securities, and the prorer marks stipulated by item 9.2 of the present regulation are made.

9.4. If the voting ballot contains some questions put on voting, a recognition of the ballot as void for one or several issues does not entail a recognition of the voting ballot as void as a whole.

9.5. The votes submitted by a nullified voting ballot, for one, several or all issues voted with the specified ballot are not taken into account at summing up the vots on those issues for which the specified ballot is nullified.

The invadation of a voting ballot regarding voting on one, several or all issues voted with this ballot is not the basis for invalidation of votes with the specified ballot at the definition of the quorum.

10. EXPENSES FOR PREPARATION AND EXECUTION OF THE GENERAL MEETING OF STOCKHOLDERS.

10.1. The list of expenses for preparation and execution of the annual general meeting of stockholders and the extraordinary general meeting of stockholders held following a decision of of the Board of directors of the Society on the basis of its own initiative, the requirement of the Revision committee of the Society, the auditor of the Society, and also the stockholders (stockholder), owners of not less than 10 percent of voting shares of the Society for the date of presentation of the requirement, is made and approved by the Management board of the Society.

10.2. In case if during the term established by the Board of directors of the Society the decision on convocation of the extraordinary general meeting of stockholders is not adopted or the decision on refusal of the convocation is adopted, and the extraordinary general meeting of stockholders is called by bodies and persons demanding its convocation, and the general meeting of stockholders adopted a decision on reimbursement of costs for preparation and convocation of an extraordinary general meeting of stockholders is adpted at the expense of means of the Society, only documentarily confirmed expenses made by bodies and persons who possessed powers necessary for convocation and holding of an extraordinary general meeting of stockholders are subject to compensation.

11. THE PROCEDURE OF APPROVAL OF REGULATIONS AND AMENDMENTS AND ADDITIONS.

11.1. The present regulation is approved by the general meeting of stockholders by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly.

11.2. The present regulation can be amended and changed by the general meeting of stockholders by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly.

11.3. If, as a result of change of the legislation of the Russian Federation or the Charter of the Society, separate articles of the present regulation are in contradiction with them, the Regulation is applied only in parts not contradicting with the current legislation and the Charter of the Society.

1283-2(b)

BALANCE SHEET

of December 31, 2002

03 AUG -1 AM 7:21

			CODES
		Form № 01 OKUD	0710001
Region	Volga Region	Date (year, month, day)	2003 03 31
Organization	PJSC "VolgaTelecom"	OKPO	01142788
Tax payer ID	5260901817	Tax Payer ID	5260901817
Type of activity	telecommunications	OKDP	52300
Legal form of organization /form of ownership	PJSC	OKOPF/OKFS	47 16
Measurment unit:	Thousand Rubles	OKEI	384

Address: 603000, N.Novgorod, Maxim Gorky sq., Post House

Date of approval	
Date of sending (accepting)	31.03.03

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
I. NON-CIRCULATING ASSETS				
Intangibles (04,05)	**110**	-	465	60
including:				
patents, licenses, trade marks (service marks), other analogous rights and assets	111	-	465	60
Organization expenses	112	-	X	X
The Company's standing	113	-	X	X
Fixed assets	**120**	2 362 485	10 136 469	12 410 903
including:				
Land and nature objects	121	86	2 313	2 702
Buildings, machines and equipment	122	1 668 486	7 434 654	8 931 149
Outstanding construction works	130	200 980	660 625	859 593
Profitable investments in stocks of materials and capital equipment,	135	-	159	104
including:				
Property for leasing	136	-	-	-
Property given on the contract of hire	137	-	159	104
Long-term financial investments	**140**	26 319	72 858	72 316
including:				
investment in affiliates	141	4	4 081	2 138
investment in dependent companies	142	12 762	33 780	33 180
investment in others companies	143	13 225	20 434	20 382
investment in organizations for the term over 12 months	144	328	328	-
other long-term financial investments	145	-	14 235	16 616
Other non-circulating assets	150	-	-	-
Part I Total	**190**	2 589 784	10 870 576	13 342 976

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
II. CIRCULATING ASSETS				
Inventories	**210**	90 109	400 056	443 555
including:				
Raw materials, supplies and other similar values	211	76 285	293 153	339 006
livestock for rearing and fattening	212	-	7	4
expenses in work in progress (distribution costs)	213	-	1 129	1 456
Finished commodity and goods for resale	214	5 265	57 920	52 434
goods shipped	215	-	264	187
deferred expenses	216	8 559	47 583	50 468
Other inventories and expenses	217	-	-	-
VAT for acquired valuables	220	43 212	176 236	569 731
Accounts receivable (the payments on which are expected more than in 12 months after report date)	**230**	-	13 672	23 658
including:				
Buyers and customers	231	-	808	2
bills receivable	232	-	-	-
debt of affiliates and subsidiaries	233	-	-	-
advances paid out	234	-	-	1 975
other debtors	235	-	12 864	21 681
Accounts receivable (payments within 12 months after report date)	**240**	337 454	1 185 300	1 093 813
including:				
buyers and customers	241	257 503	902 462	806 560
bills receivable	242	82	3 936	1 666
debt of affiliates and subsidiaries	243	-	291	36
debt of participants (founders) in contributions to charter capital	244	X	X	X
advances paid out	245	17 857	91 072	133 768
other debtors	246	62 012	187 539	151 783
Short-term financial investments,	**250**	94	3 829	13 233
including:				
loans for the term of less than 12 months	251	-	100	1 935
own shares redeemed from shareholders	252	94	225	-
other short-term financial investments	253	-	3 504	11 298
Monetary resources,	**260**	18 623	152 834	145 563
including:				
Cash	261	2 087	5 983	6 073
settlement accounts	262	15 622	122 337	122 737
foreign exchange accounts	263		33	3
other monetary funds	264	914	24 481	16 750
Other circulating assets	270	-	-	-
Part II Total	**290**	489 492	1 931 927	2 289 553
BALANCE (sum of lines 190+290)	**300**	3 079 276	12 802 503	15 632 529

LIABILITIES	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
III. CAPITAL AND RESERVES				
Charter capital	410	583 388	1 639 765	1 639 765
Additional capital	420	951 268	4 172 421	4 139 098
Reserve capital	**430**	58 798	58 798	72 832
including: reserve funds, formed according to laws and regulations	431	58 798	58 798	72 832
reserves, formed according to articles of association	432	-	-	-
Social Security Fund	440	313	5 557	-
Retained profit of past years	460	973 935	4 311 659	4 180 221
Uncovered past years losses	465	-	-	-
Report year retained profit	470	X	X	1 471 951
Uncovered report year losses	475	X	X	-
Part III Total	**490**	2 567 702	10 188 200	11 503 867
IV. LONG-TERM LIABILITIES				
Loans and credits (borrowed funds)	**510**	6 406	258 598	386 657
including: bank credits to be settled in over 12 months after report date	511	-	48 629	227 573
borrowings to be settled in over 12 months after report date	512	6 406	209 969	159 084
Other long-term liabilities	520	76 915	327 453	510 631
Part IV Total	**590**	83 321	586 051	897 288
V. SHORT-TERM LIABILITIES				
Borrowed funds and credits,	**610**	146 321	649 399	927 466
including: bank credits to be settled within 12 months after report date	611	1 663	439 342	781 102
borrowings to be settled within 12 months after report date	612	144 658	210 057	146 364
Accounts payable,	**620**	229 048	1 203 773	2 037 751
including: suppliers and contractors	621	55 534	415 973	786 486
notes payable	622	-	496	12 310
debt to affiliates and subsidiaries	623	-	1 897	1 674
wages arrears	624	11 874	101 082	110 729
debt to State Off-budget Funds	625	9 331	59 741	45 486
debt to budget	626	35 182	164 203	292 458
advance payments received	627	23 394	189 408	293 303
other creditors	628	93 733	270 973	495 305
Debt to participants (founders) in profit payments	630	6 146	20 850	56 671
Deferred revenues	640	46 738	154 230	209 486
Reserves for deferred expenses	650	-	-	X
Other short-term liabilities	660	X	X	X
Part V Total	**690**	428 253	2 028 252	3 231 374
BALANCE (sum of lines 490+590+690)	**700**	3 079 276	12 802 503	15 632 529

VALUABLES CERTIFICATE FOR EXTRA-BALANCE ACCOUNTS

Index name	Code of line	Beginning of report period	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3 *	4	5
Leasehold fixed assets	910	5 494	110 032	171 776
including leasing	911	5 494	102 756	160 395
Inventory holdings received in custody	920	-	157	989
Commodities received on commission	930	69	72	800
Accounts receivable of insolvent debtors written-off as a loss	940	35 663	135 644	177 340
Cover funds for liabilities and payments received	950	-	18 242	-
Cover funds for liabilities and payments given	960	251 785	1 209 550	1 903 425
Housing facilities depreciation	970	1 155	47 248	39 169
Depreciation of land improvement objects and other similar objects	980	-	-	-
Registered high-security forms	990	4 496	13 812	15 638

* column 3: Parameters of principal organization on 01.01.2002
** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summation
*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

Manager ____________ **/ Lulin V.F. /**
(signature) (name in block letters)

Chief accountant _________ **/ Popkov N.I. /**
(signature) (name in block letters)

(qualification certificate of professional accountant of " _____ " _______________ № ____)

"____" _____________ г.

12§3-2(b)

03 AUG -1 AM 7:21

PROFIT AND LOSS REPORT

for 2002 year

			CODES
		FORM № 02 (OKUD)	0710002
Region	Volga Region	Date year, month, day)	003 03 3
Organization	PJSC "VolgaTelecom"	OKPO	01142788
Tax payer ID	5260901817	TAXPAYER ID	5260901817
Sector (Activity Type):	telecommunications	OKPD	52300
Organizational and legal form	PJSC	OKOPF/OKFS	47 16
Measurement unit:	Thousand Rubles	OKEI	384
		Date of approval	
		Date of submission (acceptance)	31.03.03

Index name	Code of line	Report period*	Report period with parameters of the affiliated companies**	Analogous period of prior year with parameters of the affiliated companies***
1	2	3		4
I. Regular Operation Profit and losses				
proceeds (net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	3 046 450	10 967 595	7 696 827
Including: of sales of telecom services	011	2 935 409	10 587 627	7 370 302
Costs of commodities, products, works, services sold	020	(2132205)	(7796630)	(5990427)
Including: telecom services sold	021	(2034042)	(7449909)	(5593009)
Gross profit	**029**	914 245	3 170 965	1 706 400
Commercial expenses	030	-	-	-
Management expenses	040	-	-	-
Profit (Loss) from sales (lines 010-020-030-040)	**050**	914 245	3 170 965	1 706 400
II. Operation income and expenses Interest receivable	060	983	2 778	1 586
Interest payable	070	(11943)	(126059)	(98261)
Income from participation in other ventures	080	9 834	13 470	12 625
Other operation income	090	42 943	163 794	185 976
Other operation expenses	100	(179916)	(729389)	(234417)
III. Non-Sales Income and Expenses non sales income	120	136 908	215 421	144 546
non-sales expenses	130	(256121)	(720512)	(550403)
Profit (loss) before taxes (стр.050+060-070+080+090-100+120-130)	**140**	656 933	1 990 468	1 168 052
Income tax and other similar mandatory payments	150	(193928)	(518609)	(572026)
Profit (loss) from regular operation	**160**	463 005	1 471 859	596 026
IV. Extraordinary income and expenses Extraordinary income	170	11	150	990
Extraordinary expenses	180	(17)	(58)	(43)
Net profit (retained profit (loss) of report period) (lines 160+170-180)	**190**	462 999	1 471 951	596 973

Index name	Code of line	Report period	Analogous period of prior year
1	2	3	4
FOR REFERENCE ONLY: Dividends per share: Type A Preferred	**201**	0,00182000	0,00095000
common	**202**	0,00070000	0,00032000
		3	
Estimate of dividends per share for the next year: Type A preferred	**203**	0,00198000	
common	**204**	0,00066000	
		3	4
Dividends per one share: Type B preferred	**205**	-	-
		3	
Estimate of dividends per one shae for the next report year: Type B preferred	**206**	-	

Explanation of single profits and losses

Index name	code of line	Report period				Analogous period of prior year	
		profit		loss		profit***	loss***
		*	**	*	**		
1	2	3	4	5	6	7	8
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	210	12288	18866	(2006)	(6413)	9508	(5217)
Past years profit (loss)	220	2739	8600	(5643)	(14639)	5678	(2343)
Payment of damages, caused by default of an obligation or its undue fulfillment	230	39532	47376	(88)	(1280)	2375	(87)
Exchange rate margins in foreign currency operations	240	5276	15278	(29986)	(69599)	31733	(10445)
Inventory depreciation by the end of report period	250	X	X	X	X	X	X
Debt amortization for overdue accounts payable and receivable with expired limitation period	260	1706	4284	(1483)	(14860)	20965	(14218)

* column 3, 5: Parameters of base organization for the period with 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summation

** column 4, 6: Parameters of base organization and affiliated organizations for the period with 01.01.2002 till 31.12.2002, received by summation

*** column 7, 8: Parameters of base organization and affiliated organizations for the period with 01.01.2002 till 31.12.2002, received by summation

1283-2(b)

03 AUG -1 7:21

CAPITAL MOVEMENT REPORT

for 2002 year

			CODES
Region	Volga Region	Form № 03 OKUD	0710003
		Date (year, month, day)	2003 03 31
Organization	PJSC "VolgaTelecom"	OKPO	01142788
Tax payer ID	5260901817	TAXPAYER ID	5260901817
Sector (Activity Type):	telecommunications	OKPD	52300
Organizational and legal form	PJSC	OKOPF/OKFS	47 16
Measurement unit:	Thousand Rubles	OKEI	384

Index name	Code of line	Balance at the beginning of report year of principal organization	Has arrived		Is spent		Balance at the end of report year with parameters of the affiliated companies**
			In accounting year*	On reorganization	In accounting year*	On reorganization	
1	2	3	4	5	6	7	8
I. CAPITAL							
Charter Capital	010	583388	-	1056450	(73)	X	1639765
Capital gains	020	951268	-	3188396	(566)	X	4139098
Property value growth at reassesment	021	739468	-	3188396	(566)	X	3927298
Reserve funds	030	58798	14034	X	-	X	72832
Resrves formed according to Articles of Association	040	-	-	X	-	X	-
Undistributed profit of prior years - total	050	973935	879	3275436	(70029)	-	4180221
including: capital investment financing source for industrial purposes	051	80000	X	565111	X	X	645111
Uncovered loss of prior year	052	-	-	-	-	X	-
Undistributed profit (uncovered loss) of report period - total	055	X	462999	1008952	X	X	1471951
Social funds	060	313	-	X	(313)	X	-
Part I total	**079**	**2567702**	**477912**	**8529234**	**70981**	-	**11503867**

Index name	Code of line	Balance at the beginning of report year of principal organization	Has arrived		Is spent	Balance at the end of report year with parameters of the affiliated companies**
			In accounting year*	On reorganization	In accounting year*	
1	2	3	4	5	6	7
II. Reserve for future *expenses - total*	**080**	-	X	-		X
including: for vacations	081	-	X	-		X
for repairs of assets	082	-	X	-		X
for insurance	083	-	X	-		X
for rewards according to year results	084	-	X	-		X
other (explanation)	085	-	X	-		X
Part II total	**089**	-	X	-		X
III. Estimate of reserves - total	**090**	-	72416	346480	(152863)	266033
including: for doubtful debts	091	-	72416	346480	(152863)	266033
provision for securities	092	-	-	-	-	-
Part III total	**099**	-	**72416**	**346480**	**(152863)**	**266033**

* Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and joined organizations for the period from the date of reorganization on 31.12.2002 (without revolutions on reorganization)

** Parameters of principal organization and joined organizations on 31.12.2002

IV. Capital Movement

Index name	Code of line	Report year	Analogous period of prior year
1	2	3	4
Equity Size at the beginning of report period*	100	2567702	2291523
Capital Gains - Total**	110	8992233	280713
including: on account of additional shares issue	111	X	X
on account of assets reassessment	112	X	X
on account of property increment	113	X	X
on account of legal entity reorganization (merger, take-over)	114	8529234	X
on account of revenues which are assigned to capital gains according to accountancy regulations	115	X	X
Other	116	462999	280713
Capital Decrease Total***	120	(56068)	(4534)
including: on account of reduction of share nominal value	121	X	X
on account of reduction of shares number	122	73	X
on account of legal entity reorganization (split, de-merger)	123	X	X
on account of expenses which are assigned to capital reduction according to accountancy regulations	124	X	X

*** Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and joined organizations for the period from the date of reorganization on 31.12.2002

**** Parameters of the interregional company

column 4: Parameters of principal organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002, calculated by summing

Index name	Code of line	Balance at the beginning of report year of principal organization	Has arrived		Is spent	Balance at the end of report year with parameters of the affiliated companies**
			In accounting year*	On reorganization	In accounting year*	
1	2	3	4	5	6	7
Target financing and earnings - Total	**140**	5	13622	32909	(38375)	8161
including: from Budget	141	5	13622	28543	(36102)	6068
from extrabudgetary funds	142	-	-	31	-	31
legal entities	143	-	-	562	-	562
physical persons	144	-	-	2273	. (2273)	-
other (explanation)	145	-	-	1500	-	1500

* Parameters of principal organization for the period from 01.01.2002 to 31.12.2002 and joined organizations for the period from the date of reorganization to 31.12.2002

** Parameters of principal organization and affiliated organizations on 31.12.2002

Reference

index name	code of line	Balance at the beginning of report year*	Balance at the end of report year**
1	2	3	4
Net assets	150	10342200	11705192

* column 3: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summation

** column 4: Parameters of the interregional company (principal organization and affiliated organizations) on 31.12.2002

		from Budget		Extrabudgetary funds	
		Report year *	Prior year **	Report year *	Prior year **
1	2	3	4	5	6
Received for: regular operation expenses – Total*	**160**	24171	69178	-	-
Capital investment in non-current assets	**170**	22360	19905	-	-
including: objects construction	171	4294	-	-	-
Equipment acquisition	172	13622	19905	-	-
Other (explanation)	173	4444	-	-	-
for emergency circumstances	180	-	-	-	-

* Parameters of principal organization for the period from 01.01.2002 to 31.12.2002 and joined organizations for the period from the date of reorganization on 31.12.2002

** Parameters of principal organization and joined organizations for the period with 01.01.2002 till 31.12.2002, calculated by summing up

1253-2(b)

CASH MOVEMENT REPORT

			CODES
for	2002 year	Form № 04 OKUD	0710004
Region	Volga Region	Date (year, month, day)	2002 03 25
Organization	PJSC "VolgaTelecom"	OKPO	01142788
Taxpayer ID	5260901817	INN	5260901817
Activity sector	el.communication	OKDP	52300
Legal form /property form	PJSC	OKOPF/OKFS	47 16
Measurement unit	Thousand Rubles	OKEI	384

Index name	code of line	Total	including		
			current operation	investment activity	financial operations
1	2	3	4	5	6
1. Cash Balance at the beginning of the year (base organization)	010	17709	X	X	X
2. Cash earnings - Total	**020**	4287106	4268385	18721	
including: proceeds of sale of commodities, products, work and services	030	3494786	3494786	X	X
proceeds of sales of fixed assets and other property	040	2102		2102	
Advance payments received from buyers (customers)	050	293303	293303	X	X
Budgetary allocations and other target financing	060	29973	24171	5802	
on a cost-free basis	070				
Received credits	080	76578	76578		
Received borrowings	085	1700	1700		
dividends, financial investment interest	090	10817	X	10817	
other revenues	110	377847	377847		
including: cash Balance of affiliated organizations on date of reorganization	111	103951	X	X	X
3. Allocated cash - Total	**120**	(4278709)	2590002	717044	2876
including: for payment of acquired commodities, payment of work, services	130	1594658	1300295	294363	
Salaries and wages	140	729979	X	X	X
contributions to non-budgetary State funds	150	238808	X	X	X
sums paid out on account	160	34411	34411		
advance payments	170	240800	57566	183234	
shared construction works payment	180		X		X
payment of machines, equipment and transport facilities	190	165372	68	165304	X
financial investment	200	2381	X	2381	
payment of dividends, securities interest	210	33608	X	33608	

1	2	3	4	5	6
other payments, transfers etc.	250	345024	340272	1876	2876
4. Cash balance at the end of report period (interregional company)	**260**	130057	X	X	X
For reference: From line 020 received in cash (except line 100 data) - Total	270	2224427			
including: settlements with legal entities	280	324464			
with physical persons	**290**	1899963			
including: with application: of cash registers:	291	1564386			
registered high-security forms	292	334762			
other	293	815			
Money in cash: paid from bank to the Company's Cashiers	295	271639			
paid from the Company's Cashiers to the bank	296	1508816			

Principal ______________ **/ Lulin V.F. /**
(signature) (name in block letters)

Chief accountant ______________ **/ Popkov N.I. /**
(signature) (name in block letters)

" " ____________________

1283-2(b)

BALANCE SHEET SUPPLEMENT

03 AUG -1 7:21

for 2002 year

			CODES
		Form № 05 OKUD	0710005
		Date (year, month, day)	2002 03 25
Region	**Volga Region**	OKPO	**01142788**
Organization	**PJSC "VolgaTelecom"**	INN	5260901817
Tax payer ID	**5260901817**	OKDP	52300
Type of activity	**telecommunications**	OKOPF/OKFS	**47 16**
Legal form of organization /form of ownership	**PJSC**	OKEI	**384**
Measurment unit:	**Thousand Rubles**		

1. DEBT MOVEMENTS

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Received **	Repaid **	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
Long-term credits	110	48629	328919	(149975)	227573
including: not repaid on term	111	X	X	X	X
Long-term borrowings	120	209969	48410	(99295)	159084
including: not repaid on term	121	X	X	X	X
Short-term credits	130	439342	1573752	(1231992)	781102
including: not repaid on term	131	20910	33706	(19589)	35027
Short-term borrowings	140	210057	129404	(193097)	146364
including: not repaid on term	141	40155	23703	-	63858

2. ACCOUNTS RECEIVABLE AND PAYABLE

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Incurring of debt **	Debt repayment **	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
Accounts receivable: Short-term	210	1185300	30257887	(30083341)	1359846
including: not repaid on term	211	530488	8775417	(8770772)	535133
more than 3 months of rteport date	212	328349	4786166	(4794120)	320395
long-term	220	13672	35062	(25076)	23658
including: not repaid on term	221	X	X	X	X
more than 3 months of rteport date	222	X	X	X	X
from line 220: debt to be repaid in more than 12 months after report date	223	13672	35062	(25076)	23658

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Incurring of debt **	Debt repayment **	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
Accounts payable:: Short-term	230	1203773	32385032	(31551054)	2037751
including: not repaid on term	231	122806	6103550	(5993137)	233219
more than 3 months	232	84905	3710668	(3689960)	105613
long-term	240	327453	1105053	(921875)	510631
including: not repaid on term	241	X	X	X	X
more than 3 months	242	X	X	X	X
from line 240: debt to be repaid in more than 12 months after report date	243	327453	1105053	(921875)	510631
Collaterals: received	250	18242	1758	(20000)	-
incl.: from a third person	251	1742	1758	(3500)	-
given	260	1209550	1797671	(1103796)	1903425
incl.: to a third person	261	88311	380907	(150546)	318672

PART 2 REFERENCES

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Incurring of debt **	Debt repayment **	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
1) Movement of bills. Bills drawn	262	496	12410	(596)	12310
including: overdue	263	-	-	-	-
Bills received	264	3936	10194	(12464)	1666
including: overdue	265	115	-	-	115
2) Accounts receivable for supplied products (work, services) at actual cost	266	264	3005	(3082)	187

3) List of debtor-organizations, with the largest indebtedness

The name of organization	Код строки	End of year balance with parameters of the affiliated organizations	
		TOTAL	including:over 3 months
1	2	3	4
Budgetary organizations	270	133353	53582
Physical persons	271	508460	118515
Including privilege of a category	272	170920	92024
Commercial organizations	273	317304	85167

4) List of creditor-organizations, with the largest indebtedness

The name of organization	Код строки	End of year balance with parameters of the affiliated organizations	
		TOTAL	including:over 3 months
1	2	3	4
Settlements with PJSC "Rostelekom"	280	90753	-
The suppliers of the equipment (Sumitomo,Siemens, Iskratel, Alcatel and others)	281	497125	140673
Leasing Settlements	282	395837	126842

3. DEPRECIABLE ASSETS (PROPERTY)

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Received (commissioned)**	Retired**	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
1. Intangible Assets Rights for Objects of intellectual (industrial) ownership	**310**	528	14	(428)	114
including: rights resulting from copyright and other contracts concerning works of science, literature, art and objects of related rights, software, data base etc.	311	498	-	(392)	106
from patents for invention, industrial samples, selection achievements, from certificates for models, trade marks and maintenance rights or licenses for their use	312	30	14	(36)	8
from "know-how" rights	313	-	-	-	-
Usufruct rights for nature objects	320	110	-	(110)	-
Expenses for reorganization	330	x	x	x	x
Business standing of company	340	x	x	x	x
Other	349	x	x	x	x
Total (sum of lines 310+320+330+340+349)	**350**	638	14	(538)	114

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	Received (commissioned)**	Retired**	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
II. Fixed assets. Land lots and objects of nature	360	2313	400	(11)	2702
Buildings	361	3098234	162190	(82848)	3177576
constructions	362	6258988	1070457	(114430)	7215015
Machinery and equipment	363	9476964	2248064	(297020)	11428008
Means of transport	364	343025	43604	(15856)	370773
Plant and equipment	365	78543	29152	(24925)	82770
Workstock	366	29	-	-	29
Productive cattle (livestock)	367	-	-	-	-
Plantations	368	8	8	-	16
Other fixed assets	369	60220	38625	(35315)	63530
Total (sum of lines 360-369)	**370**	19318324	3592500	(570405)	22340419
including: production facilities	371	19104253	3574489	(495904)	22182838
non-production facilities	372	214071	18011	(74501)	157581
IV. Low value items- total	373	x	x	x	x
including: in store	374	x	x	x	x
in service	375	x	x	x	x
III. EARNING INVESTMENT IN PHYSICAL CAPITAL Property for leasing	381	-	-	-	-
Property used at hiring contract	382	159	-	(55)	104
Other	383	-	-	-	-
Total (sum of lines 381-383)	**385**	159	-	(55)	104
Property conveyed in trust	386	-	-	-	-

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

Part 3 Reference

Index	Code of line	Beginning of year balance with parameters of the affiliated organizations	End of year balance with parameters of the affiliated organizations
1	2	3	4
From line 371, columns 3 and 6: for lease - **Total**	**387**	89355	118479
including: buildings	388	33382	35794
structures	389	5026	43218
transport means	390	764	793
other (explanation)	391	50183	38674
committed to conservation	392	3575	3632
Depreciation and amortization: intangible assets	393	173	54
Fixed assets - **total**	**394**	9181855	9929516
including: buildings and structures	395	4445613	4623447
machinery, equipment, vehicles	396	4677017	5218928
other (explanation)	397	59225	87141
profitable investment in material valuables	398	-	-
low value items	399	X	X
property conveyed in trust management	400	-	-
For reference: results according to indexation in connection with re-assessment of fixed assets: initial (replacement) value	401	-	X
amortization	402	-	X
Mortgaged property	403	1209550	1903425
Value of depreciated property for which depreciation is not calculated - Total	404	2419	2710
including: intangible assets	405	106	8
fixed assets	406	2313	2702
Changes of value of fixed assets as result of construction, equipment, reconstruction	407	X	83457
Acquisition price and sale price margin	408	X	X
Value of mortgaged inventories	409	5000	2612

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

4. MOVEMENTS OF FUNDS FOR LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

index name	code of line	Beginning of year balance with parameters of the affiliated organizations	Received (formed)**	Repaid**	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
Company's own funds - **Total**	**410**	27075	1563191	(1589073)	1193
including profit at the disposal of Company	411	18362	507068	(525429)	1
fixed assets depreciation	412	-	1006129	(1006129)	-
other (explanation)	413	8713	49994	(57515)	1192
Third-party financing - **Total**	**420**	19979	1278338	(1297445)	872
including: bank credits	421	-	692250	(691812)	438
borrowed funds of other companies	422	-	-	-	-
Shared construction works	423	-	-	-	-
from budget	424	150	22360	(22510)	-
from non-budgetary funds	425	-	-	-	-
other (explanation)	426	19829	563728	(583123)	434
Own funds third-party financing Total (410 and 420)	**430**	47054	2841529	(2886518)	2065
For reference: Uncompleted construction	440	565255	3748654	(3559373)	754536
Investment in affiliated companies	450	4081	1047	(2990)	2138
Investment in controlled companies	460	33780	-	(600)	33180

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

5. FINANCE INVESTMENTS

Index name	Code of line	Long-term		Short-term	
		Beginning of year balance with parameters of the affiliated organizations	End of year balance with parameters of the affiliated organizations	Beginning of year balance with parameters of the affiliated organizations	End of year balance with parameters of the affiliated organizations
1	2	3	4	5	6
Stakes and shares of other Companies	510	58295	55700	-	-
Bonds and other debt obligations	520	11526	11526	99	-
Granted loans	530	328	-	100	1935
Other (explanation)	540	2709	5090	3405	11298
For reference Market value of bonds and other securities	550	-	-	31	-

6. REGULAR OPERATION EXPENSES

Index name	Code of line	Report year with parameters of the affiliated organizations	Prior year with parameters of the affiliated organizations
1	2	3	4
Material expenses	**610**	760013	629601
including: raw materials	611	501510	315608
fuel and energy	612	139783	250328
spare parts	613	118720	63665
Labor costs	620	2517733	1763255
Social funds deductions	630	873191	632811
Depreciation and amortization	640	1013639	907520
Other expenses	650	2632054	2057240
including: taxes included in expenses	651	142490	100740
rental payment	652	84885	73742
Manpower training and retraining	653	15984	15115
Expenditures Total	**660**	7796630	5990427
Balance movement (gains [+], decrease [-]): work in progress:	670	327	295
expenditures of future periods	680	2885	15395
impending expenses reserve	690	-	11710

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

7. SOCIAL INDICES

Index name	Code of line	Calculated *	Expended *	Transferred to funds *
1	2	3	4	5
Provision for State non-budgetary funds: Social Insurance funding	710	107638	(79476)	62260
Pension (Retirement) funds	720	660811	X	675816
Employment funds	730	-	X	331
Medical insurance funds	740	91662	X	92676
Funding of non-governmental pension funds	750	56060	X	52039
Insurance premiums of voluntary retirement insurance agreements	755	-		
Average number of employees on the payroll	760	51164		
Pecuniary disbursements and inducement funds not related to production, works, services	770	100278		
Revenues from shares and investment in Company's property	780	13470		

* Parameters of principal organization and affiliated organizations

** Parameters of principal organization and affiliated organizations

Principal ____________ **/ Lulin V.F. /**
(sinature) (name in block letters)

Chief accountant ________ **/ Popkov N.I. /**
(sinature) (name in block letters)

"___" ____________

12§3-2(b)

Revision Committee of OJSC " VolgaTelecom "
STATEMENT

- by results of check of the annual accounting of OJSC "VolgaTelecom" for 2002;
- by results of check of financial and economic activity of OJSC "VolgaTelecom" for 2002;
- about reliability of the data contained in the annual report, the annual accounting of OJSC "VolgaTelecom" for 2002

April «17», 2003 Moscow

On the basis of Regulations about the revision committee of **open joint-stock company "VolgaTelecom"**, the revision committee of OJSC "VolgaTelecom" consisting of:

- Belyayev K.V.
- Alekhin S.I.
- Kukudzhanova E.N.
- Tareyeva L.V.
- Karelina L.A.

carried out the audit of the annual accounting of OJSC "VolgaTelecom" for 2002.

The Audit was carried out from April 01 to April 14, 2003 on the following directions:

- reliability of the data contained in the annual report, annual accounting for 2002;
- accounting procedures and preparation of the annual accounting statements for 2002.

General information

Long title: Open joint-stock company "VolgaTelecom".
Legal address: 603000, N. Novgorod, Gorky sq., Post House
Date of the state registration of the Society: August 01, 2002, registration number - 1025203014781.
Persons responsible for financial and economic activity of the Society during the checked period are:
General director - Lyulin Vladimir Fedorovich
Chief accountant - Popkov Nikolay Ivanovich
The supreme management body of the Society is the general meeting of stockholders, in intervals between assemblies – the Board of directors headed by its Chairman. The executive agency of OJSC "VolgaTelecom" is its Management Board headed by the General director.

The present check (audit) stated the following:

During the check it is established, that the Society is guided by norms of the Civil code of the Russian Federation, the Tax code of the Russian Federation and other acts of the Russian Federation at conducting financial and economic activity.

The accounting is prepared proceeding from requirements of the Federal law dated 21.11.96 № 129-FL «About book keeping» (in edition containing the subsequent amendments and additions), «Regulations on book keeping and accounting in the Russian Federation», authorized by the order dated 29.07.98 № 34n of the Ministry of Finance of the Russian Federation, «Regulations on book keeping named « Accounting of the organization» (AR 4/99), authorized by the Order dated 06.07.99 №43n of the Ministry of Finance of the Russian Federation, the order of the Ministry of Finance of the Russian Federation dated 28.06.2000 № 60n «About methodical recommendations for the procedure of formation of parameters of accounting of the organization» (with amendments and additions).

Auditing check included auditing on a test basis of verification of numerical data and explanations contained in accounts.

The revision committee of the Society did not find out gross infringements of the established accounting procedures and preparation of accounting which could essentially affect the reliability of the accounting.

The accounting of OJSC "VolgaTelecom" allows to generate full and objective information on financial and economic processes and results of activity of the Society, necessary for an operative management and administration, and also for the use by investors, suppliers, buyers, creditors, tax, financial, bank bodies and other interested organizations and persons.

1283-2(b)

OJSC "VolgaTelecom"

Auditor's statement on 2002 accounts.

April, 2003.

CONTENTS

AUDITOR'S STATEMENT ON THE ACCOUNTING STATEMENTS OF OJSC "VOLGATELECOM" BY INDEPENDENT AUDITOR FIRM

For stockholders of OJSC "VolgaTelecom"

INFORMATION ON THE AUDITOR

Name: CJSC « ERNEST AND YOUNG VNESHAUDIT »
Location: Russia, Moscow 105062, Podsosensky per., 20/12, suite 1-1A.
State registration: '033.468 series LO-011903 issued by the Moscow Registration Chamber on March 23, 2000.

The license for realization of auditor activity, including the general and bank audit, and also audit of insurance organizations, funds and stock exchanges, 'E003246, is authorized by the order of the Ministry of Finance of the Russian Federation dated January 17 2003 '9, issued for the period of five years.

INFORMATION ON THE PERSON AUDITED

Name: OJSC "VolgaTelecom"
Location: 603000. Nizhniy Novgorod, Maxim Gorky sq., Post House

The license for provision of services of data transmission ' 23241 The ministry of the Russian Federation on communication and informations 01.08.2002 01.08.2007
The license for provision of services of local, inter-city and international telecommunication ' 24345 The ministry of the Russian Federation on communication and informations 28.11.2002 28.11.2007
The license for provision of services local and intrazonal telecommunication ' 23245 The ministry of the Russian Federation on communication and informations 04.10.2002 04.10.2012

Total: 27 licenses

1. We carried out the audit of OJSC "VolgaTelecom" accounts for the period from January 1 to December 31, 2002 inclusive.

2. The accounting statements of OJSC "VolgaTelecom" consist of a Balance Sheet designated by words «By the end of the accounting period taking into account the figures of the annexed organizations», a Profit and Loss Statement designated by words «In the accounting period», the Report on Capital Flow, the Report on Money Resources Movement, the Supplement to the Balance Sheet and an Explanatory Note, regarding the section designated by words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period». The responsibility for preparation and presentation of this accounting statements is beared by the management of OJSC "VolgaTelecom". Our duty consists in expressing our opinion on reliability in all essential aspects of the mentioned reporting and conformity of accounting procedures to the legislation of the Russian Federation on the basis of the audit carried out.

3. Audit of the Balance Sheet of OJSC "VolgaTelecom" (for the moment OJSC "Nizhegorodsvyazinform") as of December 31, 2001 has been carried out by another auditor organization, whose opinion on reliability of accounts of OJSC "VolgaTelecom" for the year terminating on December 31, 2001, has been stated in a conditionally positive auditor's statement dated April 29, 2002. In this conclusion, the organization paid attention to the fact, that OJSC "VolgaTelecom" did not form a reserve for doubtful accounts receivable the creation of which is regulated by requests of Accounting Standards 8/98 «the Conditional facts of economic activities» that essentially affected the reliability of the accounting statements.

4. We have carried out the audit according to the Federal Law «About audit activities», the authorized federal rules (standards) of audit activities, the rules (standards) of audit activities approved by the Commission for audit activities at the Office of the President of the Russian Federation.

5. The Audit was planned and held so that to receive reasonable confidence that the accounting statements designated by the words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period», does not contain essential distortions. The Audit was made on a sample basis and included inspection on the basis of testing the proofs confirming values and disclosing the information on financial and economic activity in the present accounting statements, evaluation of principles and methods of book keeping, rules of preparation of the accounts and of the significant estimated values received by the management of the legal person audited, and also an evaluation of the general representation of the mentioned accounting statements. We believe, that the audit represents the sufficient grounds for expression of our opinion on reliability in all essential aspects of the accounts

requirements of the Federal Law «About book keeping» [1] 129-FL dated November 21, 1996, and the mentioned above accounts were prepared according to the same Law, it is authentic in all essential aspects and reflects the financial position of OJSC "VolgaTelecom" for December 31, 2002 and the results of its financial and economic activity for the period from January 1 to December 31, 2002 inclusive.

7. As it is specified in section 6 of the explanatory note which was not audited «Comparability of accounts data», OJSC "VolgaTelecom" has been reorganized on November 30, 2002 by fusion of some telecommunication companies of the Volga region federal district. We did not audit the comparable accounting statements or any of their fragments designated by the words «By the beginning of the accounting period taking into account the figures of the annexed organizations» and «In the similar period of the prior year, taking into account the data of annexed organizations», or «In the accounting period, taking into account the attached organizations» which have been included in the attached accounting statements only for the purposes of representation of the comparable financial information.

8. In our unqualifide conclusion, we would like to draw your attention to section 4 «Analysis and evaluation of the balance structure» of the explanatory note in which an excess of the current obligations of OJSC "VolgaTelecom" versus the current assets in amount of Rubles 827456 thousand as of December 31, 2002 is described, and also to the plans of the management concerning the mentioned deficiency of working capital.

9. The attached financial reports have not the purpose of representing the financial position and results of activity according to principles or methods of book keeping standard in the countries and administrative territorial-formations other than Russia. Accordingly, the attached financial reports are not intended for the persons not familiar with the Russian principles, procedures and methods of book keeping.

April 16, 2003

Partner
O.I. Valerius

Auditor
D.E. Lobachyov
Qualification certificate for the general audit
[1] K 002839

1283-2(b)

INFORMATION

about candidates for the Board of directors of OJSC "VolgaTelecom"

item	name of candidate	Place of work and post	Availability of written approval of the candidate
1.	Bilibin Yuriy Aleksandrovich	deputy general director of OJSC " Svyazinvest "	submitted
2.	Bobin Maksim Viktorovich	chief of legal department of the Moscow representative office of the company "NCH Advisors, Inc."	submitted
3.	Vasiliev Mikhail Borisovich	head of the St.-Petersburg Representative office of the company "NCH Advisors, Inc."	submitted
4.	Grigorieva Alla Borisovna	deputy director – Chief of department of corporate management OJSC " Svyazinvest "	submitted
5.	Grigorieva Lyubov Ivanovna	deputy general director о Начальник of corporate development of OJSC " VolgaTelecom "	submitted
6.	Dudchenko Vladimir Vladimirovich	adviser of the Moscow representative office of the company "NCH Advisors, Inc."	submitted
7.	Zabuzova Elena Viktorovna	deputy director - Chief of a section of Department of economic and tariff policy of OJSC " Svyazinvest "	submitted
8.	Kozin Vladimir Vladimirovich	deputy director - Chief of a division of Department of corporate financing and direct investment of OJSC " Svyazinvest "	submitted
9	Lopatin Aleksandr Vladimirovich	deputy general director of OJSC " Svyazinvest "	submitted
10.	Lyulin Vladimir Fedorovich	general director of OJSC " VolgaTelecom "	submitted
11.	Marin Igor Ivanovich	deputy director –Chief of a division of department of marketing and organization of sale of services of OJSC " Svyazinvest ", does not own shares of the Society	submitted
12.	Peter Montgomery Halloran	representative of the company ING Bank (Eurasia) ZAO	submitted
13.	Romskiy Georgiy Alekseyevich	deputy general director of OJSC " Svyazinvest "	submitted
14.	Savchenko Viktor Dmitrievich	Director of Department of legal issues of OJSC " Svyazinvest "	submitted
15.	Fedorov Oleg Romanovich	assistant of executive director of Association of protection of the rights of investors	submitted
16.	Chernogorodskiy Sergey Valerievich	director of Department of equities of OJSC " Svyazinvest "	submitted
17.	Yurchenko Evgeniy Valerievich	deputy general director of OJSC " Svyazinvest "	submitted

INFORMATION

about candidates for revision committee of OJSC " VolgaTelecom "

item	name of candidate	Place of work and post	Availability of written approval of the candidate
1	Belyayev Konstantin Vladimirovich	chief accountant of OJSC " Svyazinvest ", does not own shares of the Society	Submitted
2	Podosinov Sergey Vladimirovich	main specialist of Department of internal audit of OJSC " Svyazinvest ", does not own shares of the Society	Submitted
3	Greseva Lyubov Aleksandrovna	main specialist of Department of internal audit of OJSC " Svyazinvest ", does not own shares of the Society	Submitted
4	Tareyeva Larisa Valerievna	main specialist of Department of direct investment and properties of OJSC " Svyazinvest ", does not own shares of the Society	Submitted
5	Feklin Aleksandr Vasilievich	deputy director of department of internal audit and control	Submitted

1283-2(b)

EXTRACT FROM MINUTES ¹ 5 of
Session of the Board of directors of OJSC " VolgaTelecom "
In form of joint presence

May, 19, 2003 Nizhniy Novgorod

Place: Nizhniy Novgorod, M. Gorky square, Post House;
Time: 12-30 hours (Moscow time).

Elected to the Board of directors: 11 persons.
Took part in the personal presence part of session: 7 persons: Yurchenko E.V., Lyulin V.F., Bobin M.V., Grigorieva A.B., Savchenko V.D., Fedorov O.R., Chernogorodsky S.V.

Opinion presented by polling by 4 persons: Dudchenko V.V., Zabuzova E.V., Kozin V.V., Romsky G.A.

Invited:
Sipatova T.M. - 1-st deputy general director of finance;
Arakcheyev A. V. - 1-st deputy general director (Technical director);
Grigorieva L.I. - deputy general director of corporate development;
Vystorop V.P. - deputy general director of personnel and general issues;
Sklyarov I. P. - deputy general director of marketing;
Popkov N. I.-chief accountant of the Society;
Shchukina E.K. - director of legal department of the Society;
Basova M.B. - chairman of trade union council of telecom workers of the Volga district.

THE AGENDA:

3. Recommendations on payment of dividends for 2002: the size, terms, procedure and form of their payment for shares of each category.

III. To the third question « Recommendations on payment of dividends for 2002: the size, terms, procedure and form of their payment for shares of each category » Sipatova T M.reported. - 1-st deputy general director of finance.

Considering the submitted material, the Board of directors DECIDED:

To recommend the annual general meeting of stockholders to pay dividends for 2002:

- for common shares: at a rate of 0.7066 rubles per share in monetary form or other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.

for preferred shares: at a rate of 1.7954 rubles per share in monetary form or other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.

Voting: pro - 11; contra - none; "abstention" - none

Chairman of the Board of directors E.V.Yurchenko
The secretary N.I.Pokrovskaya

Date of drawing up the minutes: May, 22, 2003.

The extract is correct:
Secretary of the Board of directors N.I.Pokrovskaya

PROPOSED PROJECTS OF DECISIONS ON ISSUES OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS OF OPEN JOINT-STOCK COMPANY " VOLGATELECOM ",

held on June 27, 2003 at the following address: Nizhniy Novgorod, M. Gorky sq., Post House, in form of joint presence of stockholders (their plenipotentiaries) for discussion of issues of the agenda and adoption of decisions on them,

with a preliminary delivery of voting ballots before holding the assembly

1. Approval of the annual report, annual accounts, including profit and loss statement (account of profits and losses), distribution of profit and losses of the Society by results of accounting (2002) fiscal year

DECISION DRAFT:

to approve the annual report, annual accounts, including profit and loss statement (account of profits and losses), distribution of profit and losses of the Society by results of accounting (2002) fiscal years.

2. Payment of dividends for 2002, size, terms and form of their payment for shares of each category

DECISION DRAFT:

To pay dividends for 2002:

- for common shares at a rate of 0.7066 Rubles per share in monetary form or
in form of other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.
- for preferred shares at a rate of 1.7954 Rubles per share in monetary form or in form of other property, in case of consent of the stockholder to receive dividends in such form, from 27.07.2003 to 31.12.2003.

3. Election of members of the Board of directors of the Society.

DECISION DRAFT:

to elect members of the Board of directors of the Society:

(11 candidates who collected the greatest number of votes are considered elected for the Board of directors.)

4. Election of members of the Revision committee of the Society.

DECISION DRAFT:

To elect the revision committee of the Society in the following structure:

(5 candidates who collected the greatest number of votes are considered elected for the Revision committee of the Society.)

5. Approval of the Auditor of the Society for 2003.

DECISION DRAFT:

to approve CJSC «Ernest and Young Vneshaudit» as Auditor of the Society for 2003.

6. Approval of Regulations on procedure of the general meeting of stockholders of the Society in a new wording.

DECISION DRAFT:

to approve Regulations on procedure of the general meeting of stockholders of the Society in a new wording.

7. Definition of the size of remuneration to members of the Board of directors of the Society

DECISION DRAFT:

to approve the following norms (percent of deductions for payment of quarterly and annual compensation to members of the Board of directors:

- at a rate of 0.006 % from proceeds of the Society from sales of the goods, production, works, services for accounting quarter according to accounts of the Society to each member of the Board of directors;
- at a rate of 0.4 % from net profit of the Society for report year according to accounts of the Society for all members of the